SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





     RYANAIR CELEBRATES 1.6 MILLION FRENCH PASSENGERS WITH EUR 19.99 SEAT SALE




Ryanair,  Europe's  largest low fares  airline today  (Wednesday,  27th November
2002) announced that it will carry over 1.6 million passengers on its 14 routes to/from France this year making Ryanair the largest low fares airline in France. To celebrate this new milestone Ryanair announced that it would offer all of its seats for sale in the month of January at an amazing low fare of EUR 19.99 one way including tax.

Launching the seat sale in Paris today, Ryanair's Chief Executive, Michael O'Leary said:


        "France was the first continental European country that Ryanair flew to in 1997 with our route from Dublin to Paris Beauvais. Since then the number passengers travelling between these two cities has more than doubled with Ryanair leading the way with its widely available low fares. With this firm foundation of massive success on our initial route, Ryanair has today built a network of 15 international routes to France and this year will carry over 1.6 million passengers in and out of the country. In particular, Ryanair has revived international links from many provincial airports which otherwise would only have Air France services to Paris.

        "Ryanair's success is built on offering the lowest fares on every route with fare differentials of up to 90% against fares charged by Air France on the same route. On our newest route from Strasburg to London we have sold over 75% of the seats in the first month at fares which are 90% lower than those originally quoted by Air France. Already Air France have reduced their fares by EUR 500, but their fares still remain 3 to 4 times those of Ryanair. This is even more evidence that Ryanair is bringing choice, competition and a general reduction in airfares on every route that it flies.

        "In order to celebrate the landmark of flying 1.6 million passengers in and out of France this year, we are announcing that we will offer every seat for sale for flying in January for EUR 19.99 one way including tax. When it comes to offering low fares on a widely available basis there is only one low fares airline and that is clearly Ryanair. We are not offering you 20% or even 50% of our seats at a low fare - we are offering every one of these seats, so book now as demand is going to be phenomenal and booking must end midnight on Friday the 28th of November'.

ENDS.

Wednesday, 27th November 2002

For further information please contact:

Pauline McAlester

Murray Consultants

00 353 1 4980300



Valerie Gateau

Sales Manager for France

00 33 6162 31920



French Seat Sale - Every Seat Every Flight.
                                              EUR 19.99

            Travel Period       : 01 Jan - 31 Jan
            Booking Period:27 Nov - Until Midnight 29 Nov

                                PARIS - DUBLIN
                                PARIS -GLASGOW
                                PARIS- SHANNON

                                CARCASSONE-BRUSSELS

                                CARCASSONE - LONDON
                                BIARRITZ - LONDON
                                DINARD - LONDON
                                ST ETIENNE - LONDON
                                NIMES - LONDON
                                MONTPELLIER - LONDON
                                PERPIGNAN -LONDON
                                STRASBOURG - LONDON

                                PERPIGNAN- FRANKFURT
                                MONTPELLIER - FRANKFURT



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 November 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director